Exhibit 99.1

ParaZero Announced First Half 2023 Financial Results

Revenues increased 137%; company completed a $7.8 Million Initial Public Offering in July 2023

TEL AVIV, Israel, Sept. 22, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, reported unaudited financial results for first six months ended on June 30, 2023. Revenues for the first half of 2023 amounted to $344,819, increasing 137% compared to $145,093 in the same period last year.

On July 31, 2023, the company closed its $7.8 million initial public offering.

Recent Corporate Highlights:

●	The company announced a purchase order received by an autonomous aerial vehicles original equipment manufacturer (“OEM”), based in the United Arab Emirates. The OEM focuses on air taxi and cargo drone solutions.

●	The company received a second order for its custom drones safety system by one of the world’s largest automotive manufacturers.

●	ParaZero launched the SafeAir M350 Pro and the SafeAir M30 Pro for DJI’s New Enterprise Drones.

●	Expanded to the Latin American drone market with a new development agreement with Colombia-based drone OEM, Black Square, an industrial drone producer leader in the region that focuses on enterprise drone platforms.

●	One of the company’s customers, Speedbird Aero, a world-leading innovator in drone delivery technology development and service provision, has achieved a significant milestone by successfully completing 10,000 operational delivery flights.

●	The company announced its next-generation safety product development, SmartAir Trinity, an AI-based avionics system, which utilizes a new, leading-edge sensor array with advanced capabilities, designed to detect malfunctions of UAS and eVTOL in real-time, and provide deep analytics for mission debriefings.

●	Parazero announced that the U.S. Federal Aviation Administration has granted the Airobotics Optimus-1EX system an airworthiness Type Certification, a historic milestone that will streamline continuous operational approvals for broad flight operations, including fully autonomous missions, operations over people, and beyond visual line of sight operations.

“After completing our initial public offering at the end of July, the company intensified its sales and marketing initiatives. This led to forging alliances with top industry partners and increased recognition among leading players in the drone and air mobility sector,” said Boaz Shetzer, chief executive officer of ParaZero. “Over the recent months, we have consistently broadened our product range, introducing new safety systems for prevalent drone models. Additionally, we’ve tailored innovative systems to meet the unique requirements of our clients.”

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246

“As momentum builds in the drone and air mobility sectors, we see our role as pivotal in addressing regulatory challenges. This facilitates more companies in deploying and operating their drones, especially in the promising areas of deliveries and air mobility taxis,” concluded Shetzer.

First Half 2023 Financial Results

●	Revenues for the six months ended June 30, 2023 were $344,819, increasing 137% compared to $145,093 in the same period last year.

●	Gross profit for the first half of 2023 amounted to 150,714, compared to 16,658 in the first half of 2022.

●	Research and development expenses, for the six months ended June 30, 2023 were $216,181, compared to $307,396 in the same period last year.

●	Sales and marketing expenses for the six months ended June 30, 2023, were $94,339, compared to $135,585 for the six months ended June 30, 2022.

●	General and administrative expenses for the six months ended June 30, 2023 were $101,877, compared to $327,415 in the same period last year.

●	Prospective initial public offering expenses for the six months ended June 30, 2023, were $106,754, compared to $405,777 in the same period last year.

●	Net loss for the first half of 2023 was $433,324, or $0.12 per ordinary share, compared to a net loss of $948,376 or $0.31 per ordinary share, in the same period last year.

●	Cash totaled $84,945 as of June 30, 2023, compared to $89,806 as of December 31, 2022. On July 31, 2023, the company closed its $7.8 Million initial public offering.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the momentum in the drone and air mobility sectors, the Company’s role in addressing regulatory challenges and more companies deploying and operating. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246

CONDENSED INTERIM BALANCE SHEETS (Unaudited)

U.S. dollars

	June 30,	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash	84,945	89,806
Trade receivables	18,405	184,064
Other accounts receivable	107,052	179,541
Deferred prospective initial public offering cost	407,749	291,133
Inventories	342,289	304,823
TOTAL CURRENT ASSETS	960,440	1,049,367

NON-CURRENT ASSETS:
Right-of use asset	32,511	56,893
Property and equipment, net	31,763	41,311
TOTAL NON-CURRENT ASSETS	64,274	98,204
TOTAL ASSETS	1,024,714	1,147,571

The accompanying notes are an integral part of these condensed interim financial statements.

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246

CONDENSED INTERIM BALANCE SHEETS (Unaudited)

U.S. dollars

		June 30,	December 31,
	Note	2023	2022
LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Trade payables		98,780	47,260
Lease liabilities		29,152	45,097
Other accounts payable		624,241	774,647
Loan from related party	7	729,169	-
SAFEs	6	1,514,928	1,514,928

TOTAL CURRENT LIABILITIES		2,996,270	2,381,932

NON-CURRENT LIABILITIES:

Lease liabilities		-	7,775
Loan from related party	7	-	399,794

TOTAL NON-CURRENT LIABILITIES		-	407,569

COMMITMENTS AND CONTINGENCIES	4
SHAREHOLDERS’ DEFICIT
Ordinary shares, NIS 0.02 par value: Authorized 25,000,000 as of June 30, 2023 and December 31, 2022; Issued and outstanding 3,597,442 and 3,597,442 shares as of June 30,2023 and as of December 31, 2022, respectively		21,456	21,456
Additional paid-in capital		13,091,990	12,988,292
Accumulated losses		(15,085,002)	(14,651,678)

TOTAL SHAREHOLDERS’ DEFICIT		(1,971,556)	(1,641,930)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		1,024,714	1,147,571

The accompanying notes are an integral part of these condensed interim financial statements.

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars

	Six months ended June 30,	Six months ended June 30,
	2023	2022
	U.S. dollars
Sales	344,819	145,093
Cost of Sales	194,104	128,435

GROSS PROFIT	150,714	16,658

Research and development expenses	216,181	307,396
Selling and marketing expenses	94,339	135,585
General and administrative expenses	101,877	327,415
Prospective initial public offering expenses	106,754	405,777

OPERATING LOSS	368,436	1,159,515
Financing Expenses (Income), net	64,888	(211,139)
COMPREHENSIVE AND NET LOSS	433,324	948,376

Net loss per ordinary share, basic and diluted	0.12	0.31
Weighted average number of ordinary shares outstanding basic and diluted	3,597,442	3,066,785

The accompanying notes are an integral part of these condensed interim financial statements.

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Unaudited)

U.S. dollars (except for share numbers)

	Ordinary shares		Additional
	Number		paid-in	Accumulated
	of shares	Amount	capital	losses	Total
		U.S. dollars	U.S. dollars
BALANCE AS OF DECEMBER 31, 2021	359,743	1,945	6,380,403	(12,998,640)	(6,616,292)
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2022:
Conversion of Former Parent Company’s debt into ordinary shares and warrants	3,237,699	19,511	6,403,797	-	6,423,308
Stock based compensation	-	-	96,916	-	96,916
Comprehensive loss	-	-	-	(948,376)	(948,376)

BALANCE AS OF JUNE 30, 2022	3,597,442	21,456	12,881,116	(13,947,016)	(1,044,444)

BALANCE AS OF DECEMBER 31, 2022	3,597,442	21,456	12,988,292	(14,651,678)	(1,641,930)
CHANGES DURING SIX MONTHS ENDED JUNE 30, 2023:
Stock based compensation	-	-	91,531	-	91,531
Transactions with related party	-	-	12,167	-	12,167
Comprehensive loss	-	-	-	(433,324)	(433,324)

BALANCE AS OF JUNE 30, 2023	3,597,442	21,456	13,091,990	(15,085,002)	(1,971,556)

The accompanying notes are an integral part of these condensed interim financial statements.

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246

CONDENSED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars

	Six months ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(433,324)	(948,376)

Adjustments required to reconcile net loss to net cash used in operating activities -

Depreciation	10,225	8,629
Stock based compensation expenses	47,991	67,424
Interest expenses with respect to funding from Parent Company	96,883	-
Currency exchange differences with respect to amount due to the Former Parent Company	-	(243,948)
Finance expenses	(3,358)	-

Changes in operating assets and liabilities items:
Decrease (increase) in trade receivables	165,660	(9,374)
Decrease (increase) in other accounts receivable	72,489	(97,332)
Increase in deferred prospective initial public offering cost	(72,756)	(147,973)
Increase in inventory	(37,466)	(87,387)
Decrease in right-of use asset	24,382	24,516
Increase in trade payables	51,520	28,186
Decrease in lease liabilities	(21,024)	(30,592)
Increase (decrease) in other payables	(150,406)	34,825

Net cash used in operating activities	(249,184)	(1,401,402)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment	(677)	(8,447)
	(677)	(8,447)
CASH FLOWS FROM FINANCING ACTIVITIES:
Loan from related party	245,000	-
Cost associated with the conversion of the Former Parent Company’s debt	-	(84,780)
Loans from the Former Parent Company	-	107,994
Proceeds from issuance of SAFEs	-	1,514,928
	245,000	1,538,142

NET INCREASE (DECREASE) IN CASH	(4,861)	128,293
CASH AT BEGINNING OF PERIOD	89,806	33,024
CASH AT END OF PERIOD	84,945	161,317

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Benefit to the Company by an equity holder with respect to funding transactions	12,167	-
Right-of use asset recognized against lease liability, net	-	97,532
Conversion to equity of the Former Parent Company’s debt	-	6,508,089
Deferred prospective initial public offering cost	43,540	29,491

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246